UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Jagaregatan 4

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On June 23, 2022, Oatly Group AB (the “Company”) and its subsidiaries Cereal Base CEBA Aktiebolag and Oatly AB issued a sustainable incremental facility notice (the “Incremental Facility Notice”) under the existing Sustainable Revolving Credit Facility Agreement dated April 14, 2021, as amended on March 28, 2022 (the “SRCF Agreement”), between the Company, Oatly AB as Original Borrower, BNP Paribas SA, Bankfilial Sverige, Cooperative Rabobank U.A., Nordea Bank Abp, filial i Sverige and Skandinaviska Enskilda Banken AB (publ) as Bookrunning Mandated Lead Arrangers, Barclays Bank Ireland PLC, J.P. Morgan AG and Morgan Stanley Bank International Limited as Mandated Lead Arrangers, Credit Suisse (Deutschland) Aktiengesellschaft as Lead Arranger and Skandinaviska Enskilda Banken AB (publ) as Agent and Security Agent. Pursuant to the Incremental Facility Notice, the Company exercised the SEK 850 million (equivalent of $83.98 million) accordion option under the SRCF Agreement, which is in addition to the existing SEK 3.6 billion (equivalent of $355.68 million) committed facility made available under the SRCF Agreement (the “Existing Facility”). The following lenders have committed to provide and participate in the SEK 850 million incremental facility with Oatly AB as borrower (the “Incremental Facility): Morgan Stanley Senior Funding, Inc., J.P. Morgan SE, BNP Paribas SA, Bankfilial Sverige, Nordea Bank Abp, filial i Sverige, and Coöperatieve Rabobank U.A.

The terms of the Incremental Facility are substantially similar to those of the Existing Facility, including as regards margin, commitment fee and termination date.

The Incremental Facility Notice stipulates that drawdowns under the Incremental Facility are subject to the Company notifying the Agent under the SRCF Agreement that the group has successfully raised capital (whether in the form of equity and/or debt) of at least $400 million by December 31, 2022, and if this has not occurred by December 31, 2022, the Incremental Facility will be cancelled.

The foregoing description of the Incremental Facility is qualified in its entirety by the terms of such agreement, which is filed hereto as Exhibit 4.1 and incorporated herein by reference.

Other than as indicated below, the information in this Report of Foreign Private Issuer on Form 6-K (including in Exhibit 4.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form S-8, as amended (File No. 333-256316).

EXHIBIT INDEX

Exhibit No.	Description

4.1	Incremental Facility Notice dated June 23, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Oatly Group AB

Date: June 24, 2022	By:	/s/ Christian Hanke
Christian Hanke
Chief Financial Officer